SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                             Highbury Financial Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42982Y109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [_]  Rule 13d-1(b)

                [_]  Rule 13d-1(c)

                [X]  Rule 13d-1(d)


----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   42982Y109

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Second Curve Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [_]
                                                                (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,002,000

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,002,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,002,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.3%

12.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.   42982Y109

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas K. Brown

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [_]
                                                                (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,002,000

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,002,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,002,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.3%

12.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   42982Y109

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Second Curve Opportunity Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [_]
                                                                (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     497,820

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     497,820

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     497,820

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.2%

12.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.   42982Y109

Item 1(a).  Name of Issuer:

            Highbury Financial Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            999 Eighteenth Street, Ste. 3000
            Denver, Colorado 80202
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

            Second Curve Capital, LLC
            Thomas K. Brown
            Second Curve Opportunity Fund, LP
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Second Curve Capital, LLC
            237 Park Avenue, 9th Floor
            New York, NY 10017

            Thomas K. Brown
            c/o Second Curve Capital, LLC
            237 Park Avenue, 9th Floor
            New York, NY 10017

            Second Curve Opportunity Fund, LP
            237 Park Avenue, 9th Floor
            New York, NY 10017
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Second Curve Capital, LLC - Delaware Limited Liability Company Thomas K. Brown - United States of America
            Second Curve Opportunity Fund, LP - Delaware Limited Partnership
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.0001 par value
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            42982Y109
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         Second Curve Capital, LLC - 1,002,000 shares
         Thomas K. Brown - 1,002,000 shares
         Second Curve Opportunity Fund, LP - 497,820 shares
         -----------------------------------------------------------------------

     (b) Percent of class:

         Second Curve Capital, LLC - 10.3%
         Thomas K. Brown - 10.3%
         Second Curve Opportunity Fund, LP - 5.2%
         -----------------------------------------------------------------------

     (c) Number of shares as to which Second Curve Capital, LLC has:

         (i)   Sole power to vote or to direct the vote

               0 shares with sole power to vote or to direct the vote,
               -----------------------------------------------------------------

         (ii)  Shared power to vote or to direct the vote

               1,002,000 shares with shared power to vote or to direct the vote.
               -----------------------------------------------------------------

        (iii)  Sole power to dispose or to direct the disposition of

               0 shares with sole power to dispose or to direct the
               disposition of,
               -----------------------------------------------------------------

         (iv)  Shared power to dispose or to direct the disposition of

               1,002,000 shares with shared power to dispose or to direct the disposition of.
               -----------------------------------------------------------------

     (c)  Number of shares as to which Thomas K. Brown has:

         (i)   Sole power to vote or to direct the vote

               0 shares with sole power to vote or to direct the vote,
               -----------------------------------------------------------------

         (ii)  Shared power to vote or to direct the vote

               1,002,000 shares with shared power to vote or to direct the vote.
               -----------------------------------------------------------------

        (iii)  Sole power to dispose or to direct the disposition of

               0 shares with sole power to dispose or to direct the
               disposition of,
               -----------------------------------------------------------------

         (iv)  Shared power to dispose or to direct the disposition of

               1,002,000 shares with shared power to dispose or to direct the disposition of.
               -----------------------------------------------------------------

    (c)  Number of shares as to which Second Curve Opportunity Fund, LP has:

         (i)   Sole power to vote or to direct the vote

               0 shares with sole power to vote or to direct the vote,
               -----------------------------------------------------------------

         (ii)  Shared power to vote or to direct the vote

               497,820 shares with shared power to vote or to direct the vote.
               -----------------------------------------------------------------

        (iii)  Sole power to dispose or to direct the disposition of

               0 shares with sole power to dispose or to direct the
               disposition of,
               -----------------------------------------------------------------

         (iv)  Shared power to dispose or to direct the disposition of

               497,820 shares with shared power to dispose or to direct the disposition of.
               -----------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         -----------------------------------------------------------------------

Item 10. Certifications.

         By signing below we certify that, to the best of our belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

(Date)

SECOND CURVE CAPITAL, LLC**

(Signature)

By:  /s/  Thomas K. Brown
--------------------------------
(Name/Title)
Thomas K. Brown, Managing Member


/s/ Thomas K. Brown**
--------------------
Thomas K. Brown


SECOND OPPORTUNITY FUND, LP**
By: SECOND CURVE MANAGEMENT, LLC, its general partner



(Signature)

By:  /s/  Thomas K. Brown
------------------------------
Name/Title)
Thomas K. Brown, Managing Member


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

** The reporting persons disclaim beneficially ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

                                    Exhibit A


                                    AGREEMENT

The undersigned agree that this schedule amendment no. 1 to 13G dated February 13, 2009 relating to the Common Stock, $0.0001 par value of Highbury Financial Inc. shall be filed on behalf of the undersigned.

/s/ Thomas K. Brown
--------------------------------
Thomas K. Brown

Second Curve Capital, LLC

By:  /s/ Thomas K. Brown
--------------------------------
Thomas K. Brown, Managing Member


SECOND OPPORTUNITY FUND, LP
By: SECOND CURVE MANAGEMENT, LLC, its general partner



By:  /s/  Thomas K. Brown
--------------------------------
Thomas K. Brown, Managing Member




SK 21989 0009 963799